Filed Pursuant to Rule 424(b)(3)
Registration No. 333-108037

September 4, 2003

Prospectus Supplement No. 1
To Reoffer Prospectus Dated August 27, 2003

of

SMARTIRE SYSTEMS INC.

Relating to

61,110,935 Shares of Common Stock of SmarTire Systems Inc.

This prospectus supplement supplements our reoffer prospectus dated August 27, 2003 relating to the sale by certain selling stockholders of up to 61,110,935 shares of common stock of SmarTire Systems Inc. held by or issuable to the selling stockholders, as follows:

- up to 32,517,948 shares of common stock issuable to certain selling stockholders upon the conversion of principal and interest, or in payment of interest, under 8% convertible debentures;

- up to 26,153,844 shares of common stock issuable to certain selling stockholders assuming the exercise of outstanding common share purchase warrants issued in connection with private placement of the 8% convertible debentures;

- up to 939,143 shares of common stock issuable to certain selling stockholders assuming the exercise of outstanding common share purchase warrants issued in partial payment of placement fees;

- up to 1,000,000 shares of common stock issuable to a selling stockholder assuming the exercise of outstanding common share purchase warrants issued in payment of a commitment fee under an equity line of credit facility;

- up to 300,000 shares of common stock issuable to a selling stockholder assuming the exercise of outstanding common share purchase warrants issued in partial payment of an advisory fee; and

- up to 200,000 shares of common stock issued to a selling stockholder in payment of an engagement fee.

You should read this supplement in conjunction with the prospectus. This supplement is qualified by reference to the prospectus, except to the extent the information in this supplement supersedes the information contained in the prospectus.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

All directors of our company hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified. The officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors and executive officers, their ages, positions held, and duration as such, are as set forth in the table contained under the heading "Directors, Executive Officers, Promoters and Control Persons" at pages 27 and 28 of our prospectus. However, that table erroneously referred to John Taylor-Wilson as one of our directors when in fact he serves our company only as our Vice President Sales and Marketing.

The corrected entry for Mr. Taylor-Wilson in the table is as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
John Taylor-Wilson	Vice President Sales and Marketing	47	Vice President Sales and Marketing since August 11, 2003.